February 13, 1996



W. F. Taylor
Cincinnati Milacron
4701 Marburg Avenue
Cincinnati, OH  80202

RE:   Schedule 13G


Enclosed pursuant to Rule 13d-1(b) under the Securities
Exchange Act of 1934 is a report on Schedule 13G reporting beneficial ownership at
December 31, 1995 by American Express Company and American
Express Financial Corporation in common stock of Cincinnati
Milacron.

Sincerely,



Melinda S. Urion
Senior Vice-President of Finance
and Chief Financial Officer




Enclosure




              SECURITIES AND EXCHANGE COMMISSION

                    Washington, D. C. 20549

                         SCHEDULE 13G


         Under the Securities and Exchange Act of 1934



                      Cincinnati Milacron
                       (Name of Issuer)



                         Common Stock
                (Title of Class of Securities)



                          172172-10-8
                        (CUSIP Number)



Check the following space if a fee is being paid with this
statement        X



The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.







                    CUSIP NO.  172172-10-8


1) Name of Reporting Person         American Express Company

   S.S. or I.R.S. Identification    IRS No. 13-4922250
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint Filing


3) SEC Use Only


4) Citizenship or Place of Organization      New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             WITH
   (5)              Sole Voting Power   -0-
   (6)              Shared Voting Power 2,465,270
   (7)              Sole Dispositive Power   -0-
   (8)              Shared Dispositive Power 3,341,770


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       3,341,770


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                    9.75%


12)   Type of Reporting Person          CO, HC




                    CUSIP NO.   172172-10-8


1) Name of Reporting Person         American Express Financial
Corporation

   S.S. or I.R.S. Identification    IRS No. 13-3180631
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint Filing


3) SEC Use Only


4) Citizenship or Place of Organization           Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             WITH
   (5)                Sole Voting Power                -0-
   (6)                Shared Voting Power
2,465,270
   (7)                Sole Dispositive Power           -0-
   (8)                Shared Dispositive Power
3,341,770


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       3,341,770


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                    9.75%


12)   Type of Reporting Person          CO, IA


                    CUSIP NO.   172172-10-8


1) Name of Reporting Person         IDS Life Capital Resource Fund

   S.S. or I.R.S. Identification    IRS No. 41-1409539
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint Filing


3) SEC Use Only


4) Citizenship or Place of Organization           Minnesota

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             WITH
   (5)                Sole Voting Power
   (6)                Shared Voting Power              -0-
   (7)                Sole Dispositive Power           -0-
   (8)                Shared Dispositive Power


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                    %


12)   Type of Reporting Person          CO, IV


1(a)                               Name of Issuer:Cincinnati Milacron

1(b)                               Address of Issuer's
Principal                          4701 Marburg Avenue
      Executive Offices:           Cincinnati, OH  45209

2(a)                               Name of Person Filing:American Express
                                   Company
                                   American Express Financial
Corporation

2(b)                               Address of Principal
Business Office:                   American Express Company
                                   American Express Tower
                                   World Financial Center
                                   New York, NY  10285

                                   American Express Financial
Corporation
                                   IDS Tower 10
                                   Minneapolis, MN  55440


2(c)             Citizenship:           See Item 4 of Cover
Page

2(d)             Title of Class of Securities:              Common Stock

2(e)             Cusip Number:               172172-10-8

3     Information if statement is filed pursuant to Rules 13d-
1(b) or 13d-2(b):
        American Express Company, one of the persons filing this statement, is a Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).

        American Express Financial Corporation, one of the persons filing this statement, is an Investment Advisor registered under section 203 of the Investment Advisors
        Act of 1940.


4(a)             Amount Beneficially Owned as of Dec.31, 1995:
See Item 9 of Cover Pages

4(b)             Percent of Class:    See Item 11 of Cover
Pages

4(c)             Number of Shares as to which such person has:
      (i) Sole power to vote or to direct the vote:   See Item
      5 of Cover Pages
      (ii)       Shared power to vote or direct the vote:   See
Item 6 of Cover Pages
      (iii)      Sole power to dispose or to direct the
disposition of:   See Item 7
          of Cover Pages
      (iv)       Shared power to dispose or to direct the
disposition of:   See Item 8
          of Cover Pages
5     Ownership of 5% or Less of a Class:
      If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

6     Ownership of more than 5% on Behalf of Another Person:

                            Not Applicable

7     Identification and Classification of the Subsidiary Which
Acquired the                            Security Being Reported
on by the Parent Holding Company:

                            See Exhibit I

8     Identification and Classification of Members of the
Group:

                            Not Applicable

9     Notice of Dissolution of Group:

                            Not Applicable

10    Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   American Express Financial
Corporation



Dated:    Dec. 31, 1995             By
                                    Signature


                                    Melinda S. Urion
                                    Senior Vice-President of
Finance
                                    and Chief Financial Officer
                                    Name/Title

                                    Telephone: (612)  671-6227

                         Exhibit Index


Exhibit I    Identification and Classification of the
Subsidiary   which Acquired the Security Being Reported on by
the Parent Holding Company.

Exhibit II   Statement of American Express Company

Exhibit III  Statement of American Express Financial Corporation

                          Exhibit  I

                              to

                         Schedule  13G

   One of the persons filing this statement is a parent holding company. The relevant subsidiary, American Express Financial
Corporation, a Delaware Corporation, is registered as investment advisor under section 203 of the Investment Advisors
Act of 1940.
                         Exhibit  III

                              to

                         Schedule  13G

                          Under  the

                Securities Exchange Act of 1934


   Pursuant to Rule 13d-1(f)(1), American Express Financial
Corporation affirms that it is individually eligible to use
Schedule 13G and agrees that this Schedule is filed in its behalf.


                                 American Express Financial
Corporation


                                 By:
                                   Melinda S. Urion
                                   Senior Vice-President of
Finance                            and Chief Financial Officer